Via Facsimile and U.S. Mail
Mail Stop 6010


February 2, 2006


Mr. Dan Farrow
Chief Financial Officer
14 Hostmoor Avenue
March, Cambridgeshire
United Kingdom, PE15 0AX

Re:	BioProgress PLC
	Form 20-F for the Fiscal Year Ended December 31, 2004
	File No. 000-50994


Dear Mr. Farrow:

      We have reviewed your January 9, 2006 response to our December
21, 2005 comment letter and have the following comment. We think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 55

1. We note your response to our prior comment. Please revise the filing to clearly state that your disclosure controls were
ineffective instead of "not necessarily adequate."   It is unclear
in
your disclosure in this document as well as subsequent Forms 6-K how
you addressed the deficiencies noted in this review.   Provide
further clarification in the filing as to what actual deficiencies you identified along with their implications to your financial statements and disclosures. Also address in the filing how the company is working to remediate and overcome these identified deficiencies.


*    *    *    *

       As appropriate, please amend your filing within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label
CORRSEP.
Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Dan Farrow
BioProgress PLC
February 2, 2006
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